EXHIBIT 12.1

AVIV REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,										Six Months Ended June 30,
	2008		2009		2010		2011		2012		2013
Earnings:

Net income	$16,874,193		$33,680,631		$37,982,720		$11,313,124		$8,593,429		$1,964,231
Add: Fixed Charges	26,869,721		27,373,757		23,787,960		39,308,018		52,034,714		22,937,040

Earnings, as adjusted (A)	$43,743,914		$61,054,388		$61,770,680		$50,621,142		$60,628,143		$24,901,271

Fixed charges:

Interest expensed and capitalized	$26,333,101		$26,823,430		$22,779,901		$36,643,084		$48,906,645		$21,397,424
Amortized premiums discounts and capitalized expenses related to indebtedness	536,620		550,327		1,008,059		2,664,934		3,128,069		1,539,616

Fixed charges, as adjusted (B)	$26,869,721		$27,373,757		$23,787,960		$39,308,018		$52,034,714		$22,937,040

Ratio of earnings to fixed charges ((A) divided by (B)):	1.63	x	2.23	x	2.60	x	1.29	x	1.17	x	1.09	x